

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 10, 2017

Via Email
Mr. Gary Guidry, President and
Chief Executive Officer, Director
Gran Tierra Energy Inc.
900, 520 – Avenue SW
Calgary, Alberta Canada T2P 0R3

> **Re: Gran Tierra Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-34018**

Dear Mr. Guidry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Consolidated Results of Continuing Operations for the Year Ended December 31, 2016, Compared with the Results for the Years Ended December 31, 2015 and 2014, page 55

Funds Flow From Continuing Operations, page 62

1.   We note you present the non-GAAP measure identified as Funds Flow From Continuing Operations without presenting the most directly comparable GAAP measure. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and review this guidance when preparing your next filing.

2.   We note that you present Funds Flow from Continuing Operations for all periods presented and utilize this measure to analyze your liquidity. Please revise your presentation to comply with Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits exclusion of charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.

Form 8-K filed May 3, 2017

Exhibit 99.1

3.   The presentation in your earnings release pertaining to your 2017 first quarter results, including the bullet points under Key Highlights, results in non-GAAP measures being presented with greater prominence than GAAP measures. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and review this guidance when preparing your next earnings release.

Form 8-K filed March 1, 2017

Exhibit 99.1

4.   We note that you disclose net asset value of $4.85 per share, based on before tax net present value discounted at 10% of 2P reserves. It appears that all estimates of proved, probable and possible reserves and related future net revenue disclosed in the press release have been prepared in accordance with NI 51-101. Please tell us how you considered providing disclosures of reserves and net asset value based on SEC and FASB standards to supplement those disclosed under NI 51-101, to the extent the measures are materially different.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        /s/ Karl Hiller

                                        Karl Hiller,
                                        Branch Chief
                                        Office of Natural Resources